Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a transcript of Christian Weedbrook and Bill Fradin’s interview on Tank Talks with Matt Cohen on February 26, 2026 in which the proposed business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Inc. (“Xanadu”) is discussed.

Bill Fradin: Xanadu developed the Penny Lane software which is a modality agnostic extremely broadly used quantum computing software. As the industry grows and matures many sophisticated investors believe that that could be an even larger business as we commercialize that over time. So frankly I think some people would have viewed that with independent public company status on its own and for all of the exciting technical breakthroughs on the hardware side, the software side I think will be very compelling over time.

Christian Weedbrook: We're very excited to go public. Allows us access to more capital and allows us to continue to hire great people, but also allows us to achieve our vision, which is this quantum data center and build the first one here in Toronto and continue to build them throughout the world and really see hopefully what's a very different world post Xanadu quantum data center.

Matt Cohen: Welcome back to Tank Talks. I'm your host Matt Cohen, founder and managing partner of Ripple Ventures. And today's episode is a special deep dive into one of the most significant moves in quantum computing this year. Xanadu Technologies’ path towards becoming a publicly traded company through its proposed merger with Crane Harbor Acquisition Corp. a SPAC listed on the NASDAQ was announced on November 3rd, 2025, where Xanadu announced a definitive business combination agreement with Crane Harbor, valuing the company at 3 billion pre- money equity. The deal is anticipated to raise 500 million in gross proceeds. Today we have Christian Weedbrook, Xandu's founder and CEO, and Bill Fradin, the CEO of Crane Harbor Acquisition Corp. to discuss the strategic rationale for choosing the SPAC route and the technical and commercial edges of Xandu's photonic quantum technology and what this means for the broader quantum ecosystem, particularly for Canadian deep tech investors. Now, let's jump into the tank for this special episode with Christian and Bill. Thanks for joining us in the tank today, Christian and Bill.

Christian Weedbrook: Thanks for having us.

Bill Fradin: Thank you.

Matt Cohen: Yeah, super excited to be talking to your twin brother from another mother, Christian. But uh for some of our listeners, you know, we had you on the podcast back in September 2025. We discussed the quantum markets, the hype around AI and everything going on in the space. But for some of those listeners who may have missed that episode, Christian, can you give us just a quick two-minute rundown on what Xanadu does, you know, how you guys are leading the charge and and then we'll jump into the most recent news on the go public plans with Bill.

Christian Weedbrook: Yeah, for sure. Happy to do so. Xanadu is a quantum computing company based here in Toronto. Our mission is to build quantum computers that are useful and available to people everywhere. And really in that mission statement articulates what Xanadu is all about. It means we actually build the quantum computers really characterized by using light or photons. We also work on the software stack for not only our quantum computers but the majority of other quantum hardware providers out there through our Penny Lane software stack and we also work on the use cases. So what will people do and how will customers pay for online access to these quantum computers and so we're really excited, been around for 10 years now and excited to go public.

Matt Cohen: Awesome. Thanks for that. And Bill, over to you. Just give us your quick background and how you came around to becoming the CEO of Crane Harbor.

Bill Fradin: Sure. Thanks for having us today. So, I've been investing for about 20 years. I started an asset management business here in New York about 10 years ago. And while we do a couple of things, SPACs have really been a core part of our business since 2017 where we've had, this will be our fifth I think, successful blue chip transaction and really thrilled to be among the leaders in the space.

Matt Cohen: Awesome, awesome. Okay great. Well, listen, Christian, obviously Xanadu was founded in 2016, as you mentioned. People have known the company in Canada for quite some time, but, there's some recent news that you guys dropped on November 3rd, 2025, where Xandu announced a definitive merger with your SPAC Bill, Crane Harbor Acquisition Corp. trade on the NASDAQ under CHAC, which valued Xanadu at 3 billion pre- money, 3.1 billion pro forma, 3.6 billion market cap and the deal expects about a 500 million in gross proceeds, right? $225 million from trust assuming there's no redemptions and a $275 million pipe. You've already filed January 28th the form 4 and you're targeting a closing I believe at the end of Q1. Is that still the case?

Christian Weedbrook: Yes, that's right. Still on track for that.

Matt Cohen: Awesome, okay. And so as of mid February, the merger remains pending and everything is on track here. Can you tell us, maybe Christian what was the original plan for the public markets? Was this always going to be part of your playbook here to be hopefully the first publicly pure traded, uh pure play photonic quantum computing firm?

Christian Weedbrook: Well, it definitely, going public was always the strategy. The question really was when is the best time to do it? We decided early probably first or second quarter last year to go public. Before that, I think as we discussed last time, we actually had raised $290 million in total throughout up to our series C rounds. We did start our series D earlier about a year ago and we were looking with excitement all the stuff that was happening in the public markets for three or four quantum companies. Stocks were going very well, able to raise a lot of money from the market and really it was an opportunity we couldn't ignore and so we decided to go public through a SPAC process. We actually had five or six LOIs from other SPAC sponsors. We got to know Bill and his team and we thought they were fantastic, been doing SPACs for a while, have a good reputation for low redemptions. And so we partnered up and I think it was really validated with the fact that within the first four weeks of us raising the pipe, we raised $275 million within four weeks. So that was great news. As you mentioned, the SPAC Trust is around $225 million, so up to half a billion dollars. And um you know in the pipe we had AMD among other leading investors as well and I believe 90% of the money in this in the pipe is new money and it was the largest pipe for a quantum company since 2022. So, so far it's been going as planned and we're really excited to go public.

Matt Cohen: It looks amazing. I mean Bill over to you. Can you give us just a quick background in your experiences in the SPAC market and what specifically drew Crane Harbor to Xanadu as a merger partner in this very exciting space especially given the evolution of SPACs from the last wave of deals to where we are now.

Bill Fradin: Sure. Well, look, with Xanadu, you have Christian as an absolutely visionary technical leader, you know, where his early research was part of proving that you really could build quantum computers using the photonic modality and he has brought this company really into an incredible position and I think relatively uniquely for his industry in a very capital efficient manner. So, as we look at this across all the deals we've done, an absolutely blue chip company, a market leader with incredible management incredible investors and there are recent breakthroughs in the industry and at Xanadu in particular that show these companies are really ready to scale from R&D to scaling and commercialization and as the only photonics company out there we think that we're going to be at or among certainly among the leaders and having demonstrated scaling we're ready to be a very exciting public company.

Matt Cohen: And for you, Bill, was it Christian and the way the company had been structured that drew you more than the actual opportunities of where the pipe would be, or did it all line up together? Were there any investors that you were talking with that were part of your SPAC trust that had given you ideas of what they were hoping for you to find? How does that process kind of come together?

Bill Fradin: Look, quantum computing is a sector certainly as private investors and as SPAC sponsors, we followed very closely for a long time. And as I think I mentioned earlier, there's really been not just a dramatic increase in value in our public comps, but real fundamental technology breakthroughs that Christian and his team were part of leading, a lot of the papers they published in Nature last year that in my opinion showed these companies are really ready for prime time now. They're going to deliver very exciting breakthroughs in a time horizon that makes sense for public investors. So, we were very focused on the sector. Xanadu has always been a leader in the space. So, we were thrilled to meet Christian and look, I think the size of the pipe is really pretty unique for this wave of the SPAC cycle. And I think that shows that sophisticated investors really see the difference here with Xanadu.

Matt Cohen: Yeah, fantastic. You know, Christian, you mentioned you had several LOIs outstanding before you landed on a Crane Harbor partnership. The deal valued Xanadu at around three billion pre- money equity. How did you arrive at that figure and sort of what kind of key milestones like Borealis or Aurora justified it in your view given all the opportunities you had in front of you?

Christian Weedbrook: I think you mentioned it there, it’s really that we looked at what we were valued at for our series C round which were post valuation of $1 billion. So that gave us in some sense a lower bound but that was three years ago and so we actually looked at all the progress that we made. This field is really defined ultimately by who can be one of the first to build a large scale quantum computer. So investors and analysts know it's all about the hardware milestones in progress and really looking at what we had achieved as Bill mentioned I think uh through nature publications and results from that within the last year or two. So we took all that into account and uh also you know consulted with Bill and his team and came up with that number. We also looked at it to, another important sort of way of doing this is looking at what other public companies are valued at as well. And you know I believe at the time at least we are a good substantial decrease from what others were at the time as well. So a lot of value there for investors. I don't know Bill if you want to add anything else there.

Bill Fradin: Absolutely. I mean value’s negotiated but you know as you look at the the field of pure play quantum computing companies we believe you know Xanadu is at least a peer if not ahead on many of the important technical milestones which are really what drives the long-term value here and we are a substantial discount to any of them we think a very compelling opportunity and you really saw it come through with the pipe.

Matt Cohen: Absolutely but you know for you Christian I'm sure you've been asked this many times but for our listeners to understand why choose a SPAC route over a traditional IPO or even staying private longer. What advantages does this offer you especially as a hardware intensive company?

Christian Weedbrook: Well, capital is a big one, particularly when it comes to building a large scale quantum computer and the ability to raise the capital faster than what it would have been in the private market. So, that's a big one. But going public will also allow us to think about potentially acquisitions as well. Something that would have been made less sense when we're a private company. So that gives us that option along with the fact that we're able to continue to hire really good people and having the ability to offer the liquidity in terms of the stock as part of the compensation is also a great draw card as well. So all those things together made sense for us. I would say in terms of the traditional IPO route, we followed where the other quantum companies, how they went public and that was through a SPAC process and I think it made sense. You know, you typically got SPACs are great for those deep deep tech uh sort of plays like quantum computing is where perhaps you don't have the usual metrics that are required for an IPO. So, it does allow investors to get in essentially much earlier in quantum computing which we believe will be one of the significant drivers of the Canadian world economy in the future.

Matt Cohen: Yeah, absolutely. I mean, you've got IonQ, D-Wave, Regetti, Quantum Computing Inc. and others obviously averaging market caps of around 67 billion let's call it but definitely well off their highs some down as much as 60% as of now in February but you know for for you Christian building this company in Canada especially with the news coming out of the Canadian government on the defence and industrial side of things did it feel like this was also the right time to allow the broader Canadian public to be aware of what is exactly happening in our own backyard with Xanadu and going public allows you to create more access to these types of opportunities for retail investors.

Christian Weedbrook: I think so. You know, if you look at the stats, the Quantum uh companies, there's a lot of interest in terms of the retail investors. So, that's something we're keeping an eye on for sure. We will be going public on the NASDAQ as well as the TSX. We're proudly Canadian. It's great to, you know, effectively have a whole country behind you when you're trying to, you know, do something incredible, build a large scale company and hopefully make it universally known throughout the world. So, I think having been on the TSX is important because hopefully we can at some point get the pension funds interested in us as well. There's a lot of capital here in terms of the Canadian pension funds. So, having that ability for them to look at us and understand whether we're a great option for them is also great about particularly going on the Toronto Stock Exchange as well.

Matt Cohen: Yeah, obviously having liquidity allows some of the larger institutional Canadian investors and pension funds be able to get this over the hurdle instead of having to wait for this to go public for them to take an interest. Bill, you know, with AMD joining the pipe, how does their involvement kind of fit into the bigger picture of Xanadu's tech stack?

Bill Fradin: I think it's a really great kind of mark of success and how established the company and the technology is. You know, bluechip industry partners like AMD uh and others are going to be critical to building a large successful company. Look, I think it'll be a terrific financial and commercial partnership, but also for investors, bringing in partners like that are very useful proof points for others who maybe aren't as deep with the company to see the excitement around Xanadu's approach.

Matt Cohen: And what part of the financials did you get most excited about on the path to revenue for Xanadu? Runtime sale, software licensing, or something else?

Bill Fradin: You know, the companies describe multiple pathways to monetization. I think the most obvious is to have a financial stake in the breakthroughs that the technology achieves. But you know, one thing we haven't mentioned is that Xanadu developed the Penny Lane software, which is a modality agnostic, extremely broadly used quantum computing software. As the industry grows and matures, many sophisticated investors believe that could be an even larger business as we commercialize that over time. So, frankly, I think some people would have viewed that with, you know, independent public company status on its own and for all of the exciting technical breakthroughs on the hardware side, you know, the software side, I think, will be very compelling over time.

Matt Cohen: Yeah, I was going to ask you, Christian, Penny Lane has become the go-to quantum software platform. How will going public accelerate its adoption and monetization?

Christian Weedbrook: Yeah, exactly. Two of the reasons, two of the main reasons why we have gotten a lot of interest from the public market investors and analysts is for two reasons. One is that we will be representing the photonic modality or you know way to build a quantum computer using light or photons. We'll be the first pure play quantum computing company going public for our photonic based approach. So that's very unique and important along with the fact that we believe the photonics is really for all of us the only way to scale and also one of the best ways to scale individually as a photonic company. And the other big thing as you mentioned is the Penny Lane. It's really been resonating with investors and also developers around the world. Penny Lane now is being taught in over 150 universities around the world in over 30 countries. It's also had, we have had the last five years a QHack a Penny Lane developer conference and that's been attended by over 10,000 people. It's also agnostic meaning that it actually runs on not only our hardware but the majority of other hardware providers out there as well. It's open source and it's built on top of Python. So it's had tremendous success and uh we'll keep uh you know listening to our customers and users and continuing to improve Penny Lane over time.

Matt Cohen: You know, speaking of partnerships, you've got big names like Volkswagen, Rolls-Royce, Mitsubishi. You know, how is going public, you know, what second order effects do you anticipate from going public that are going to help you attract like talent or forging new industry collaborations further than what you already have?

Christian Weedbrook: You know, when you first start a company and particularly a startup, you raise a little bit of money and it's not impossible to get partners or customers, but one of the challenges is they don't know if you're going to be around the year after when you raise limited money. I think what this does is really solidifies Xanadu as one of the leaders in this field and it shows that we're not going anywhere. We would have raised a lot of capital by doing this and what a lot of people don't know is a lot of the car companies and automobile companies have small quantum computing teams already today. We work with all of them, at least most of them and they're very interested in understanding how a quantum computer, a large scale quantum computer, can actually affect their business and it's going to be revolutionary. You can think of things like batteries. So they're very interested in electric vehicle batteries. Imagine a battery now that can be charged in 10 times faster or 10 times longer range while still maintaining its safe uh safety properties as well. So that's only one field. Another field is pharmaceuticals. Another one is finance and artificial intelligence and logistics. So I think all of these fields will now see us even more as a serious contender by going public and having more capital. But honestly that's been building over the last few years anyways before going public and I think just going public is that validator and as we talked about before going public allows us to offer different types of compensation packages that provide more liquidity as well and and keeps people even more skin in the game as well which is really exciting.

Matt Cohen: Yeah absolutely. You know speaking of skin in the game Christian this is going to be your first time being a public market CEO I believe. Bill you've got over 20 years in finance. What advice and words of wisdom are you giving Christian to prepare him to be a public market CEO and what lessons from the past SPACs that you've been involved in are you using to help Christian think through this process?

Bill Fradin: And look, I think you know, obviously Christian's already doing a great job. We're helping him build a great team and a terrific public company board, but look, Xanadu's really done I think the most important thing for SPACs. If you look over the cycles, the SPACs that really performed were those that were well capitalized and raised a big common equity pipe, proves out the valuation, proves out investor interest, and it gives the company plenty of cash to execute the business plan. You know, as you mentioned, we are going to have a volatile market in quantum companies, but I think over the long term, a very bullish market as they continue to, you know, bring about really world changing breakthroughs. So look, I think this will be an extremely well-prepared company coming to the public markets. We're going to raise probably more money than the company's raised throughout its entire history in this single financing. And we've already taken our time to educate a lot of investors. We're going to be meeting a lot more. And I think it's not just Christian, but also the rest of executive team I think are going to do a terrific job at it.

Matt Cohen: It's incredible. You know, you already mentioned 275 million in the pipe. What feedback have you heard from those investors, Bill, on the long-term value creation potential in other industries that they hope to see Xanadu target? Maybe clean energy and pharmaceuticals as you mentioned. What's the feedback you're getting and the excitement around?

Bill Fradin: Many investors see these use cases, but I think like yourself, most seasoned technologists, you know, understand that even if it's not tightly specified today, computers this powerful will be in incredibly high demand. And frankly, new brilliant entrepreneurs probably are today and will be thinking of really powerful use cases. One obvious one is AI, but I think an obvious analog is just we're seeing the incredible spread of AI and how, you know, what was a point solution technology has really spread, you know, throughout the entire economy. I think we'll see the same with quantum computing. And I'll add the PIPE investors, many are equally or more excited about our leadership in quantum software. It'll be fundamentally different than the software we have today and it's going to be critical to powering, you know, the whole quantum ecosystem as it develops.

Matt Cohen: That's incredible. You know, obviously, Bill, SPACs had a bit of a tumultuous journey prior to this new wave we're seeing here. For investors who may have been a little bit skittish uh around thinking about the SPAC as a potential exit process, what does this SPAC and hopefully its successful conversion mean for the broader private ecosystem? You know, does this signal more public market interests? Is this unique to Xanadu? How do you think other investors who are holding these private assets should be thinking about SPACs this time around?

Bill Fradin: Look, we think for great private companies, it gives entrepreneurs like Christian an enormous amount of speed, certainty, and flexibility to approach the public markets. And you know, if you execute it on it as Christian and we have here, and you raise plenty of money as part of it, I think it's a great way to get public. You know, there is an enormous amount of excitement around the couple of half a trillion or more dollar IPOs coming to the United States this year. And look, even for companies valued, you know, at 1 to10 billion dollars, a SPAC may be a way to really bring in sponsorship and tell your story to the investor community.

Matt Cohen: How did you manage conversations with prior investors, Christian, to kind of warm them up to the idea? How did you manage your IR investor relations hat during this process?

Christian Weedbrook: It's a good question actually. I would say you know as mentioned we were looking to do series D and uh our current investors were all on board with that and then as mentioned we saw what was happening in the public markets with the three or four quantum computing companies and getting really excited and they were seeing that as well. So it wasn't a difficult or hard conversation. It was really just pointing out what I think is kind of the obvious that was happening particularly at that time and they were really happy with the fact that you know we were able to raise $275 million in just a short period of time. So I think it was validated everyone was on board and it was validated for everyone and uh just looking to see you know looking to go public and uh it's all about getting back to work honestly and building this on a computer.

Matt Cohen: I know and you have some very sophisticated investors you've had Bessemer led the B, you had Georgian lead the C. OMERS is obviously well known led the A and other investors like Tiger Global strategics like In-Q-Tel, BDC and others. So I know that you've had an incredible group of supportive investors over the years. What is your plans on helping the retail investors get the same amount of information and access to all the great things that Xanadu is doing so that they can continue to carry the torch forward like your private investors have?

Christian Weedbrook: Yeah, actually that's also a good question. As a starting point, we understand how important retail is when it comes to quantum computing particularly. So I think in terms of getting them information, uh they're already very very eager to see what's out there when it comes to quantum computing. They're already kind of diehard fans, a lot of them. So they often go out and search for the information themselves. And what we can do to help is really what we've been doing, you know, for a while now, but really doing more of it recently, more and more information about Xanadu on social media, X, LinkedIn, and so forth. And um I think that'll go a long way as well, and once we go public, that will only lift the sort of image of Xanadu and what the team at Xanadu has actually provided. I think ultimately again um everyone's just watching to see who can be one of the few winners in the next few years in terms of the hardware and uh you know, really shouting a little bit more. I think historically what we've done is just really had heads down and not really engaged, have done much PR. That time has now passed. I think we've got a lot of great results that we want to tell the world about and uh you know going public does naturally lead into that as well.

Matt Cohen: Absolutely. You know you've emphasized sometimes the energy efficiencies of quantum Christian is this something you think in today's kind of high global compute demand economy that we live in where we are definitely lacking in the energy supply that we need for data centers and these large frontier model builders. Is that something you're going to lean into once you're public?

Christian Weedbrook: Yeah, for sure. We already have our end goal is to build a large scale quantum computer and for us and pretty much everyone out in the industry that what that looks like is hundreds of server racks that are together. Each server rack would have your modality of choice. So in our case it has photonics and so that's where it headed and and we can kind of point to an example of a smaller quantum computer from a few years ago that we built called Borealis. It solved a very difficult math problem, not a business problem. That's what the utility scale or large scale quantum computer is about. But it would have taken the world's fastest supercomputer at the time 7 million years to solve this problem. And that's running 24 hours a day, seven days a week for 7 million years. So you can imagine the energy cost for that. Our Borealis computer solved it in two minutes and you know with a fraction of the energy. And so really the way we think about it, that's a good demonstration. Now let's take it to things of importance like drug discovery, material design and so forth. But what our thinking goes is for a complimentary typical data center has hundreds of server racks. Still only a smallish data center. Whatever that uses in power, let's say it's tens of megawatts of power. That's how much ours will use as well. But the kicker is that the problems we're solving, it would have taken that same classical data center, thousands or hundreds of them to solve the same problem. So you would actually have to build thousands of the same data center to equal one of our data centers. So automatically you can imagine the savings when it comes to energy. And these for very big problems like you know as I mentioned in drug discovery and material design, batteries and so forth. So that's why you're right. I mean, people are excited because it's a new way of computing, but it's also a new way of actually making sure these energy costs don't blow up, which is what we're seeing currently with particularly with AI.

Matt Cohen: Yeah, absolutely. Christian, you know, on a personal note, uh obviously we've known each other for a couple years and after building Xanadu for over 10 years now, what are your unfiltered thoughts on this milestone? Like, how is it changing the company's trajectory towards making quantum useful for everyone?

Christian Weedbrook: With something this big it reminds me of the internet in the early days and also digital computing and say Intel that started in ' 68. It was before that as well others but it's that size and to Bill's point before you can only really dream about what those two things will become back in the day and thankfully with those two big areas most people were off the mark meaning there's so many things we could not imagine what what how in a positive way the world will change and we think it's the same also with quantum computing. So, we're very excited to go public. It allows us access to more capital. It allows us to continue hiring great people, but also allows us to achieve our vision, which is this quantum data center and build the first one here in Toronto and then continue to build them throughout the world and really see hopefully what's a very different world uh post Xanadu quantum data center.

Matt Cohen: Fantastic. Well, congrats on this milestone. Good luck on going public. Very excited for you and for Canada and for you, Bill. Congrats on finding an incredible CEO to lead the charge of quantum computing into the future.

Bill Fradin: Thank you.

***

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. The combined company intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation for proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor shareholders and other interested persons are advised to read, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Crane Harbor in connection with the proposed transaction, as these documents will contain important information about Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, once available, as well as other documents filed by Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Crane Harbor Acquisition Corp., 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity, market share and the growth of the quantum computing industry; estimates of customer penetration rates and usage patterns; projections regarding Xanadu’s ability to commercialize new products and technologies and achieve technological milestones, including its ability to build quantum computers using light or photons; projections of development and commercialization costs and timelines; expectations regarding Xanadu’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Xanadu’s ability to attract, retain, and expand its customer base; Xanadu’s deployment of proceeds from capital raising transactions; Xanadu’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties, including automotive manufacturers; Xanadu’s ability to maintain, protect, and enhance its intellectual property; future partnerships, ventures or investments in companies, products, services, or technologies; development of favorable regulations affecting Xanadu’s markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; the potential for Xanadu to increase in value; Xanadu's ability to compete effectively in the quantum computing market; Xanadu’s ability to produce quantum computers that are useful and available to people everywhere; expectations that quantum computing will transform industries such as pharmaceuticals, material design, quantum chemistry, artificial intelligence, and finance; Xanadu's ability to develop next-generation batteries with significantly improved range and charging speed while retaining safety properties; expectations regarding the transformational impact of quantum computing similar to historical technology developments such as the internet and microchips; Xanadu’s ability to effectively scale quantum computing; Xanadu’s ability to effectively scale infrastructure in a secure manner; Xanadu’s ability to build secure connections across every device, workload and machine; the timing of Xanadu’s closing of the Business Combination; .the interest of the public market in quantum computing companies; expectations regarding global interest in Penny Lane; Xanadu’s ability to secure strategic partnerships; Xanadu’s ability to provide compensation packages that provide more liquidity; the ability of NewCo management to effectively lead a public company; the importance of retail to quantum computing; and the ability of Xanadu to expand into pharmaceutical, automotive, finance and other industries.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the U.S. Securities and Exchange Commission (“SEC”). These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu Quantum Technologies Limited (“NewCo”), Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu or Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the beliefs and opinions of Xanadu and Crane Harbor on the relevant subject. These statements are based upon information available as of the date of this communication, and while they believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Xanadu’s or Crane Harbor’s statements should not be read to indicate that they have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s Annual Report on Form 10-K for the year ended December 31, 2025 and in subsequent filings made by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.